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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          First State Bancorporation
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             (Exact name of registrant as specified in its charter)

             New Mexico                                 85-0366665
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)

111 Lomas Avenue, N.W., Albuquerque, New Mexico                  87102
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(Address of principal executive offices)                       (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered
     -------------------                     ------------------------------

Common Stock Purchase Rights                             Nasdaq

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
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                               (Title of Class)

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Item 1.    Description of Securities to be Registered
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     On October 25, 1996, the Board of Directors of First State Bancorporation,
a New Mexico corporation (the "Company"), declared a dividend payable on December 18, 1996, of one right (a "Right") for each outstanding share of common stock, no par value per share (the "Common Stock"), of the Company held of record at the close of business on November 20, 1996 (the "Record Date"), or issued thereafter and before the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights will be issued pursuant to a Shareholder Protection Rights Agreement, dated as of October 25, 1996 (the "Rights Agreement"), between the Company and American Securities Transfer & Trust, Inc., as Plan Adminstrator. Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one share of Common Stock for $45 (the "Exercise Price"), subject to adjustment.

     The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of either (the "Separation Time"):

          (1) the tenth business day after any Person (as defined in the Rights Agreement) commences a tender or an exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below (or a later date as the Board of Directors of the Company may fix by resolution adopted before the Separation Time that would otherwise have occurred); or

          (2) the tenth business day after the first date (the "Flip-in Date") of a public announcement by the Company or any Person that such Person has become an Acquiring Person, other than as a result of a Flip-over Transaction or Event, as defined below (or such earlier or later date, not beyond the thirtieth day after such acquisition, as the Board of Directors of the Company may fix by resolution adopted before the Flip-in Date that would otherwise have occurred);

provided, that if the foregoing makes the Separation Time before the Record Date, the Separation Time shall be the Record Date; and provided further, that if a tender or an exchange offer referred to in clause (1) is cancelled, terminated, or otherwise withdrawn before the Separation Time without the purchase of any shares of Common Stock pursuant thereto, such offer shall be deemed never to have been made.

     For purposes of the Rights Agreement, an Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of ten percent or more of the outstanding shares of Common Stock, other than:

          (1) the Company, any wholly owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company;

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          (2) any Person who becomes the Beneficial Owner of ten percent or more of the outstanding Common Stock solely through the Company's acquisition of Common Stock, until the Person becomes the Beneficial Owner (other than through a dividend or stock split) of any additional shares of Common
     Stock;

          (3) any Person who becomes the Beneficial Owner of ten percent or more of the outstanding Common Stock without any plan or intent to seek or affect control of the Company if the Person promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests, sufficient securities so that such ten percent or greater of Beneficial Ownership ceases; or

          (4) any Person who Beneficially owns shares of Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company entered into before a Flip-in Date; (B) shares owned by the Person and its Affiliates and Associates at the time of such grant; (C) shares, amounting to less than 1 percent of the outstanding Common Stock, acquired by Affiliates and Associates of the Person after such grant; and (D) shares held by the Person in trust accounts, managed accounts, and the like or otherwise held in a fiduciary capacity, that are beneficially owned by third persons who are not Affiliates or Associates of the Person or acting together with the Person to hold such shares, or which are held by the Person in respect of a debt previously contracted.

       The Rights Agreement provides that, until the Separation Time, the Rights will be transferred only with the Common Stock. Common Stock certificates issued after the Record Date but before the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as amended from time to time). Notwithstanding the absence of the legend, certificates evidencing shares of Common Stock outstanding at the Record Date shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

       The Rights will be exercisable on the first Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (1) the Exchange Time (as defined below); (2) the close of business on October 25, 2006; (3) the date on which the Rights are redeemed as described below; or (4) upon the merger of the Company into another corporation pursuant to an agreement entered into before the Flip-in Date (in any such case, the "Expiration Time").

       The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a division or a combination into

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a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of, or in exchange for Common Stock.

     If before the Expiration Time a Flip-in Date occurs, the Company shall take any necessary action to ensure and provide that each Right (other than Rights Beneficially owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the Rights Agreement, that number of shares of Common Stock having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time on and after a Flip-in Date and before an Acquiring Person becomes the Beneficial Owner of more than 50 percent of the outstanding shares of Common Stock, elect to exchange all (but not less than all) of the then-outstanding Rights (other than Rights Beneficially owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend, or similar transaction occurring after the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate, and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

     Before the Expiration Time, the Company may not enter into, consummate, or permit to occur a transaction or series of transactions after a Flip-in Date (each, a "Flip-over Transaction or Event") in which, directly or indirectly:

     (1) the Company consolidates or merges or participates in a binding share exchange with any other Person if, at the time of the consolidation, merger, or share exchange or when the Company enters into an agreement with respect to such consolidation, merger, or share exchange, the Acquiring Person controls the Board of Directors of the Company and either (a) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation, or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (b) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person, or

     (2) the Company sells or otherwise transfers (or one or more of its subsidiaries sells or otherwise transfers) assets (a) aggregating more than 50 percent of the assets (measured by either book value or fair market value) or (b) generating more than 50 percent of the operating income or cash flow of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of the sale or transfer of assets or when the Company (or any

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     subsidiary) enters into an agreement with respect to the sale or transfer, the Acquiring Person controls the Board of Directors of the Company,

in each case until it has entered into a supplemental agreement with the Person engaging in the Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of the Flip-over Transaction or Event and the supplemental agreement, all obligations and duties of the Company pursuant to the Rights Agreement. An Acquiring Person shall be deemed to control the Company's Board of Directors when, following a Flip-in Date, the persons who were directors of the Company before the Flip-in Date cease to constitute a majority of the Company's Board of Directors. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

       The Board of Directors of the Company may, at its option, at any time before the close of business on the Flip-in Date, redeem all (but not less than all) of the then-outstanding Rights at $0.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate, and each Right will thereafter represent only the right to receive the Redemption Price in cash or securities, as determined by the Board of Directors of the Company.

       The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

       The Rights Agreement is designed to protect shareholders in the event of an unsolicited attempt to acquire the Company for an inadequate price and to protect against abusive practices that do not treat all shareholders equally, such as, among others, partial and two-tier tender offers, coercive offers, and creeping stock accumulation programs. These practices can pressure stockholders into tendering their investments before realizing the full value or total potential of the investments. The Rights Agreement is intended to make the cost of abusive practices prohibitive and create an incentive for a potential acquirer to negotiate in good faith with the Company's Board of Directors. The Rights Agreement is not intended to, and will not, prevent all unsolicited offers to acquire the Company. If an unsolicited offer is made, and the Board of Directors determines that it is fair and in the best interest of the Company and its shareholders, then, pursuant to the Rights Agreement, the Board of Directors has the authority to redeem the Rights and permit the offer to proceed. Essentially, the Rights Agreement will allow the Board

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of Directors to evaluate the fairness of any unsolicited offer and the credibility of the bidder, and will therefore enable the Board of Directors to represent the interests of all shareholders more effectively. Of course, in deciding whether to redeem the Rights in connection with any unsolicited offer, the Board of Directors will be bound by its fiduciary obligations to act in the best interests of the Company and its shareholders.

       As of October 25, 1996, there were 4,000,000 shares of Common Stock authorized (of which 2,057,697 shares were issued and outstanding, and 772,417 shares were reserved for issuance pursuant to employee benefit plans and upon exercise of the Company's outstanding warrants and convertible debentures). As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

       The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and its exhibits.

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Item 2.   Exhibits
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          4(a) Form of Rights Agreement, dated as of October 25, 1996, between
               First State Bancorporation and American Securities Transfer & Trust, Inc., as Plan Adminstrator. This includes a form of Right Certificate as Exhibit A. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until the earlier to occur of ten days after a person or group (i) becomes the beneficial owner of 10 percent or more of the Common Stock, or
               (ii) commences, or announces its intention to commence, a tender or exchange offer which, if consummated, would result in such person or group becoming the beneficial owner of 10 percent or more of the Common Stock.

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                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          FIRST STATE BANCORPORATION

Date: November 15, 1996                       By: Michael R. Stanford
                                                 -------------------------------
                                              Name: Michael R. Stanford
                                              Title: President and Chief
                                                      Executive Officer

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                                 EXHIBIT INDEX


Number    Description
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4(a)      Form of Rights Agreement, dated as of October 25, 1996, between First
          State Bancorporation and American Securities Transfer, Incorporated, as Plan Adminstrator. This includes a form of Right Certificate as Exhibit A. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until the earlier to occur of ten days after a person or group (i) becomes the beneficial owner of 10 percent or more of the Common Stock, or (ii) commences, or announces its intention to commence, a tender or exchange offer which, if consummated, would result in such person or group becoming the beneficial owner of 10 percent or more of the Common Stock.

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